FORM 6K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April, 2003

Commission File Number 001-31522

Eldorado Gold Corporation
(Translation of registrant’s name into English)

Suite 920 - 1055 West Hasting Street Vancouver, British Columbia V6E 2E9
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELDORADO GOLD CORPORATION

Date: April 7, 2003	/s/ Dawn Moss Dawn Moss, Corporate Secretary

Computershare Trust Company of Canada
510 Burrard Street, Vancouver, BC V6C 3B9 Tel.: (604) 661-9400 Fax: (604) 683-3694

April 04, 2003

To:  The Applicable Commissions and Exchanges

Dear Sirs:

Subject:  ELDORADO GOLD CORPORATION

We confirm that the following material was sent by pre-paid mail on April 4, 2003, to the registered common shareholders of the subject Corporation:

A.	Notice of Annual Meeting of Shareholders
B.	Letter to Shareholders
C.	Management Proxy Circular
D.	Financial Review / 2002 Annual Report including Financial Statements for the years ended December 31, 2002 and 2001
E.	Proxy
F.	Supplemental Mailing List Return Card
G.	Return Envelope

We further confirm that copies of the above mentioned material were sent by courier to each intermediary holding shares of the Corporation who responded to the search procedures pursuant to Canadian Securities Administrators’ National Instrument 54-101 regarding communication with Benefical Owners of Securities of a Reporting Issuer.

In compliance with regulations made under the Securities Act, we are providing this material to you in our capacity as agent for the subject Corporation.

Yours truly,

COMPUTERSHARE TRUST COMPANY OF CANADA
“Mariano Banting”
Assistant Account Manager
Client Services, Stock Transfer Dept.
Tel (604) 661-9479
Fax(604)683-3694

March 26, 2003

Dear Shareholder:

        On behalf of Eldorado Gold Corporation, I would like to invite you to attend the Annual Meeting of Shareholders to be held at 3:00 p.m. on April 30, 2003 at the Terminal City Club, 837 West Hastings Street, Vancouver, British Columbia.

        2002 was a year of many successes for Eldorado. At the meeting we will be presenting a review of the Company’s progress through 2002, and an overview of our plans for 2003 and beyond.

        I enclose the Notice of Meeting, Management Information Circular, Form of Proxy and Supplemental Mailing Return Card. I look forward to seeing you at the meeting. If you are unable to attend, please complete and return the enclosed Proxy.

Yours truly ELDORADO GOLD CORPORATION “Paul N. Wright” PAUL W. WRIGHT President & Chief Executive Officer

ELDORADO GOLD CORPORATION

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

        NOTICE IS HEREBY GIVEN that the Annual Meeting (the “Meeting”) of Shareholders of Eldorado Gold Corporation (“Eldorado” or the “Company”) will be held at the Terminal City Club, 837 West Hastings Street, Vancouver, British Columbia, on April 30, 2003 at the hour of 3:00 o’clock in the afternoon (Vancouver time), for the following purposes:

1.	To receive the audited consolidated financial statements of the Company for the fiscal year ended December 31, 2002;

2.	To elect directors;

3.	To appoint auditors and to authorize the directors to fix their remuneration;

4.	To adopt the Officers and Directors Stock Option Plan; and

5.	To transact such further or other business as may properly come before the meeting or any adjournment or adjournments thereof.

        Accompanying this Notice of Meeting are a Management Proxy Circular, a Form of Proxy, Annual Return Card and the Company’s 2002 Financial Review. The accompanying Management Proxy Circular provides information relating to the matters to be addressed at the Meeting and is incorporated into this Notice of Meeting.

        The Board of Directors has fixed the close of business on March 26, 2003 as the record date for the purpose of determining shareholders of the Company entitled to receive notice of the Meeting and to vote at the Meeting. Shareholders are entitled to vote at the Meeting either in person or by Proxy. Those shareholders who are unable to attend the Meeting in person are requested to read, complete, sign and provide the enclosed Form of Proxy in accordance with the instructions set out in the Proxy and in the Management Proxy Circular accompanying this Notice. Please advise the Company of any change in your mailing address.

        DATED at Vancouver, British Columbia, this 26th day of March, 2003.

BY ORDER OF THE BOARD OF DIRECTORS “Paul N. Wright” PAUL W. WRIGHT President & Chief Executive Officer

MANAGEMENT PROXY CIRCULAR

This Management Proxy Circular is furnished in connection with the solicitation of proxies for use at the Annual General Meeting (the “Meeting”) of shareholders (“Shareholders”) of Eldorado Gold Corporation (the “Company”) to be held on April 30, 2003 at the place and time and for the purposes set forth in the Notice of Meeting. Unless otherwise expressly indicated, the information herein contained is given as at March 26, 2003.

GENERAL PROXY INFORMATION

Solicitation of Proxies

        This Management Proxy Circular is furnished to the Shareholders in connection with the solicitation of Proxies by the management of the Company for use at the Meeting. While it is expected that the solicitation will be primarily by mail, proxies may be solicited personally or by telephone by the regular employees of the Company at nominal cost. All costs of solicitation by management will be borne by the Company.

Appointment of Proxy Holder

        The individuals named in the accompanying Form of Proxy for the Meeting are officers or directors of the Company. A SHAREHOLDER HAS THE RIGHT TO APPOINT SOME OTHER PERSON (WHO NEED NOT BE A SHAREHOLDER) TO REPRESENT THE HOLDER AT THE MEETING BY STRIKING OUT THE NAMES OF THOSE PERSONS NAMED IN THE ACCOMPANYING FORM OF PROXY AND BY INSERTING SUCH OTHER PERSON’S NAME IN THE BLANK SPACE PROVIDED IN THE FORM OF PROXY OR BY COMPLETING ANOTHER FORM OF PROXY.

        In order to vote, completed forms of Proxy must be received by Computershare Trust Company of Canada, 4th Floor, 510 Burrard Street, Vancouver, British Columbia, V6C 3B9 by 3 p.m., Vancouver time, on April 28, 2003 or by the Chairman of the Meeting prior to the commencement of the Meeting or any adjournments thereof.

Revocation of Proxies

        A Shareholder who has given a Proxy may revoke it by an instrument in writing executed by the Shareholder or by such Shareholder’s attorney authorized in writing or, where the Shareholder is a company or association, by a duly authorized officer or attorney of that company or association, and delivered either to the registered office of the Company (2100-1075 West Georgia Street, Vancouver, B.C. V6E 3G2) at any time up to and including April 29, 2003 (being the last business day preceding the day of the Meeting) or, if the Meeting is adjourned, on the last business day preceding any reconvening thereof, or with the Chairman of the Meeting on the day of the Meeting or an adjournment thereof, or in any other manner provided by law. A revocation of a Proxy does not affect any matter on which a vote has been taken prior to such revocation.

Exercise of Vote by a Proxy

        A proxy will not be valid unless signed by the Shareholder or by the Shareholder’s attorney duly authorized in writing, or, if the Shareholder is a company or association, the Proxy must be executed by an officer or by an attorney duly authorized in writing. If the Proxy is executed by an attorney for an individual Shareholder or by an officer or attorney of a Shareholder that is a company or association, the instrument so empowering the officer or attorney, as the case may be, or a notarial copy thereof, must accompany the Proxy.

        Shares represented by properly executed proxies in the accompanying form (if executed in favour of management nominees and properly deposited prior to the Meeting) will be voted in accordance with the instructions of the Shareholder on any ballot that may be called for. If no choice is specified, the person designated in the accompanying form of proxy will vote in favour of every matter proposed by management at the Meeting. The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the Notice of Meeting and with respect to other matters which may properly come before the Meeting. At the date of this Management Proxy Circular, the management of the Company knows of no such amendments, variations or other matters to come before the Meeting. However, if any other matters which are not now known to the management should properly come before the Meeting, then the management nominees intend to vote in accordance with the judgment of management of the Company.

Special Instructions for Voting by Non-Registered Holders

        Only registered Shareholders or their duly appointed proxyholders are permitted to vote at the Meeting. Most shareholders of the Company are “non-registered” shareholders because the shares they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the shares. More particularly, a person is not a registered shareholder in respect of shares which are held on behalf of that person (the “Non-Registered Holder”) but which are registered either: (a) in the name of an intermediary (an “Intermediary”) that the Non-Registered Holder deals with in respect of the shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSP’s, RRIF’s, RESP’s and similar plans); or (b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited) of which the Intermediary is a participant. In accordance with the requirements of National Instrument 54-101 of the Canadian Securities Administrators, the Company has distributed copies of the Notice of Meeting, this Management Proxy Circular, the Form of Proxy and related documents together with the 2002 Financial Review (collectively, the “Meeting Materials”) to the clearing agencies and Intermediaries for onward distribution to Non-Registered Holders.

        Intermediaries are required to forward the Meeting Materials to Non-Registered Holders unless in the case of certain proxy-related materials a Non-Registered Holder has waived the right to receive them. Very often, Intermediaries will use service companies to forward the Meeting Materials to Non-Registered Holders. With those Meeting Materials, Intermediaries or their service companies should provide Non-Registered Holders with a request for voting instruction form and which, when properly completed and signed by the Non-Registered Holder and returned to the Intermediary or its service company, will constitute voting instructions which the Intermediary must follow. The purpose of this procedure is to permit Non-Registered Holders to direct the voting of the shares which they beneficially own. Should a Non-Registered Holder wish to vote at the Meeting in person, the Non-Registered Holder should follow the procedure in the request for voting instructions provided by or on behalf of the Intermediary and request a form of legal proxy which will grant the Non-Registered Holder the right to attend the Meeting and vote in person. Non-Registered Holders should carefully follow the instructions of their Intermediary, including those regarding when and where the completed request for voting instructions is to be delivered.

        Only registered Shareholders have the right to revoke a proxy. Non-Registered Holders who wish to change their vote must in sufficient time in advance of the Meeting, arrange for their respective Intermediaries to change their vote and if necessary revoke their proxy in accordance with the revocation procedures set above

Record Date

        Each holder of common shares (“Common Shares”) of the Company on March 26, 2003, is entitled to vote at the Meeting as more particularly described below.

Voting Shares and Principal Holders Thereof

        On March 26, 2003, a total of 212,598,776 Common Shares were issued and outstanding, with each Common Share carrying the right to one vote on all resolutions before the Meeting. The affirmative vote of a majority of the votes cast at the Meeting is required for approval of each matter set forth in this Management Proxy Circular. Two shareholders present or deemed to be present or represented by proxy and together holding or representing by proxy not less than 5% of the Common Shares outstanding will constitute a quorum at the Meeting.

        As at March 26, 2003, there is no person who is known to the Company, its directors or officers, to beneficially own, directly or indirectly, or to exercise control or direction over, shares carrying more than 10% of the votes attached to shares of the Company.

ELECTION OF DIRECTORS

        The Articles and Bylaws of the Company provide that the Board of Directors is to consist of a minimum of 3 directors and a maximum of 20, with the actual number to be elected at any meeting to be the number of directors then in office unless the directors or shareholders otherwise determine. The Board presently consists of five directors. For this forthcoming year, the Board of Directors has, by resolution, fixed the number of directors at seven (7).

        Management proposes the election at the Meeting of seven directors, each to hold office until the next annual meeting of shareholders or until his or her successor is elected or appointed. In the following table and notes thereto is stated the name of each person proposed to be nominated by management for election as a director, the country in which he or she is ordinarily resident, all offices of the Company or its significant affiliates now held by him or her, his or her principal occupation and the number of Common Shares beneficially owned by him or her, directly or indirectly, or over which he or she exercises control or direction, as at March 26, 2003.

Name, Position and Country of Residence(1)	Principal Occupation(2)	Director Since	Number of Shares(3)

JOHN S. AUSTON	Corporate Director, Cameco Corporation,	N/A	NIL
Nominee Director	GGL Diamond Corp.
Canada	2000 to Present

President & CEO, Ashton Mining of Canada Inc.
1996 to May 2000

JOSEPH F. CONWAY (4)(5)	President & Chief Executive Officer	May 2000	NIL
Director	IAMGOLD Corporation
Canada

K. ROSS CORY	Senior Vice President, Raymond James Ltd.	N/A	NIL
Nominee Director	2001 to Present
Canada
Senior Vice President & Director, Goepel
McDermid Inc.
1998 to 2001

ROBERT GILMORE	Financial Consultant	N/A	NIL
Nominee Director	Sept 2002 to present
United States
Chief Financial Officer, Teamshare Inc
Dec 2000 to Aug 2002
Financial Consultant
Oct 1997 to Nov 2000

WAYNE D. LENTON (4)(5)	Independent Mining Consultant	June 1995	25,700
Director
U.S.A.

HUGH C. MORRIS (4)	Independent Mining Consultant	January 1995	45,000
Director
Chairman of the Board
Canada

PAUL N. WRIGHT	President & Chief Executive Officer of the	March 1999	210,000
Director	Company
President and Chief Executive
Officer
Canada

Notes:
(1)	The information as to country of residence has been furnished by the respective nominees.

(2)

The information as to occupation has been furnished by the respective nominees and includes occupations for the preceding five years unless the director was elected at a previous meeting of the Shareholders and was shown as a nominee for election as a director in the Information Circular for that meeting.

(3)

The information as to shares beneficially owned or over which a director exercises control or direction has been furnished by the respective directors individually. These numbers do not include any shares which may subsequently be acquired through the exercise of incentive stock options or share purchase warrants.

(4)	Member of Compensation Committee.

(5)	Member of Audit Committee.

EXECUTIVE COMPENSATION

        The Company currently has three executive officers: Paul N. Wright, President and Chief Executive Officer; Earl W. Price, Chief Financial Officer; and Dawn Moss, Corporate Secretary (the "Named Executive Officers").

Compensation of Named Executive Officers

        The following table sets forth all annual and long term compensation awarded, paid or earned for services in all capacities provided to the Company and its subsidiaries for the fiscal years ended December 31, 2002, 2001, and 2000 by the Chief Executive Officer (“CEO”) of the Company, and by each of the Company’s other two most highly compensated officers who were serving as executive officers at the end of the most recent fiscal year and whose total salary and bonus amounted to Cdn. $100,000 or more in the last fiscal year.

Summary Compensation Table(1)

	Annual Compensation					Long Term Compensation

						Awards		Payouts

Name & Principal Position	Year	Salary (Cdn $)	Bonus (Cdn $)		Other Annual Compensation (Cdn $)	Securities Under Options Granted (#)	Restricted Shares or Restricted Share Units (Cdn $)	LTIP Payouts (Cdn $)	All Other Compensation (Cdn $)

Paul N. Wright	2002	390,000	261,300		Nil	375,000	Nil	Nil	6,750	(4)
President
Chief Executive Officer	2001	360,049	167,308	(2)	Nil	375,000	Nil	Nil	6,750	(4)

	2000	357,000	40,491	(2)	Nil	Nil	Nil	Nil	6,750	(4)

Earl W. Price (3)	2002	185,000	86,118		Nil	225,000	Nil	Nil	6,750	(4)
Chief Financial Officer
	2001	153,814	50,228	(2)	Nil	280,000	Nil	Nil	6,750	(4)

	2000	140,000	13,446	(2)	Nil	Nil	Nil	Nil	6,750	(4)

Notes:
(1)	All figures are in Canadian dollars.

(2)

From January 1, 2000 the Company has instituted a short-term incentive program (“STIP”) which is extended to seven members of top and middle management, including mine-site management. The program provides for the Compensation Committee to set annual corporate and operational objectives as well as personal objectives for each qualifying employee. After each financial year-end of the Company, the Board of Directors will determine any bonus payable to each qualifying employee based on achievement of such objectives. The bonus, which is payable in the first quarter succeeding the financial year-end of the Company, can range from 0 to 80% of base salary. The amounts indicated were awarded for the 2002 STIP and paid in 2003.

(3)	Mr. Price served the Company as Vice President, Finance in 2002 and effective January 1, 2003 was appointed Chief Financial Officer of the Company.

(4)

The Company provides an RRSP contribution up to a maximum of 5% of the employee’s base salary or 50% of the maximum tax-exempt limit allowed under government regulations. The contribution is matched to the employee’s contribution.

Stock Option Grants for Named Executive Officers

        The following table sets forth stock options granted to the Named Executive Officers during the financial year ended December 31, 2002.

Options Granted During the Financial Year Ended December 31, 2002(1)

Name	Securities Under Options Granted (#)	% of Total Options Granted to Employees in Financial Year	Exercise Price (Cdn $/Security)	Market Value of Securities Underlying Options on the Date of Grant (Cdn $/Security)	Expiration Date

Paul N. Wright	375,000	25%	0.71	0.71	February 4, 2007

Earl W. Price	150,000	10%	0.71	0.71	February 4, 2007

Earl W. Price	75,000	5%	0.71	0.71	March 4, 2007

Dawn Moss	35,000	2%	0.71	0.71	February 4, 2007

Notes:

(1)       All figures are in Canadian dollars.

Aggregated Options Exercised during the Financial Year Ended December 31, 2002 and Year End Option Values (1)

Name	Securities Acquired on Exercise	Aggregate Value Realized (Cdn $)	Unexercised Options at Fianncial Year-End Exercisable/Unexercisable	Value of Unexercised in-the-money Options/SARs at Financial Year-End (Cdn $) (2) Exercisable/Unexercisable

Paul N. Wright	153,000	120,975	1,300,000/0	1,992,250/ nil

Earl W. Price	27,000	25,317	605,000/0	967,900/ nil

Dawn Moss	65,000	21,905	95,000/0	147,000/nil

Notes:

(1)        The closing price of the Company’s common shares on the TSX on December 31, 2002 was Cdn$2.07.

(2)         Value calculated on closing price of the Company’s shares on the TSX, less the exercise price.

Composition and Responsibility of the Compensation Committee

        The Compensation Committee is responsible for establishing, reviewing and approving the Company’s compensation policies and practices and for reviewing and recommending, for the approval of the Board of Directors, the remuneration of the Company’s senior management. The Compensation Committee is composed of three directors: Mr. Wayne Lenton, Mr. Joe Conway and Mr. Hugh Morris.

Report on Executive Compensation

Compensation Philosophy

        The Company’s principal goal is to create value for its shareholders. The Company’s executive compensation philosophy is based on the objectives of linking the interests of the executive officers with both the short-and long-term interests of the Company, of linking executive compensation to the performance of the Company and the individual and of compensating executive officers at a level and in a manner that ensures the Company is capable of attracting, motivating and retaining individuals with exceptional executive skills.

        The compensation of the Company’s executive officers is composed of base salaries, stock options, a short term incentive plan and a contribution towards the individual’s registered retirement savings plan and is intended to be competitive with the executive compensation offered by similar companies in the gold mining industry.

        The mandate of the Compensation Committee is to review from time to time, as necessary or appropriate, the terms of employment of the Company’s senior management, to meet at least two times per year to evaluate the performance of the Company’s executive officers, to review the competitiveness and effectiveness of the Company’s compensation plan, and to report to the Board the Committee’s findings and recommendations.

Base Salary

        To ensure that the Company will continue to attract and retain qualified and experienced executives, cash compensation is reviewed and adjusted annually, based on individual and corporate performance and compensation practices of similar companies in the gold mining industry.

Stock Options

        The purpose of the Company’s Stock Option Plan (the “Current Plan”) is to ensure that an incentive exists to maximize shareholder value by linking executive compensation to share price performance and to reward those executives making a long-term commitment and contribution to the Company. The Board of Directors has, in the past, established informal guidelines for the granting of options based on the seniority and the responsibilities of employees, and the responsibilities, achievements and day-to-day involvement of the officers and directors. Options granted under the Current Plan expire not later than the tenth anniversary of the date options were granted. Subject to stock exchange requirements, alternative terms and conditions on stock option grants are at the discretion of the Board of Directors.

        At the Shareholders Meeting on April 30, 2003 shareholders will be asked to approve a stock option plan designed to separate those options granted to officers and directors of the Company from those granted to employees, consultants and advisors. The proposed stock option plan for officers and directors of the Company will limit the number of shares reserved for issuance pursuant to options under that plan to a maximum of 7,000,000 or approximately 3% of the issued and outstanding shares of the Company as of March 26, 2003.

Chief Executive Officer’s 2002 Compensation

        Mr. Paul Wright was appointed to the position of President and Chief Executive Officer on October 1, 1999. The Board of Directors, upon the recommendation of the Compensation Committee determined Mr. Wright’s base salary of Cdn$390,000 for 2002. The Compensation Committee reviewed industry surveys and public information regarding base salaries paid to chief executive officers of public companies in the gold mining industry of comparable size and complexity. The Committee also considered other factors such as Mr. Wright’s responsibilities and contribution to business performance and the Company’s overall past and anticipated future performance. As the Company’s President and Chief Executive Officer, Mr. Wright’s responsibilities include setting long-term strategic goals, supervising the Company’s mining, development and exploration activities and selecting and managing an executive management group.

        The following Report on Executive Compensation is that of the Compensation Committee of the Board of Directors.

Compensation of Directors

        In 1998 the Compensation Committee carried out a review of compensation of directors of public companies in Canada. This review covered compensation for attendance at meetings of the board of directors and committees, compensation for chairing of meetings of the board and its committees, allotment of stock options for directors, and reimbursement of all expenses properly and reasonably incurred by any director in the conduct of the Company’s business or in the discharge of his duties as a director. Based on the results of that review, the Company adopted a compensation schedule for the directors of the Company effective July 1, 1998. In September 2001 the Company amended the directors compensation package adjusting the annual retainer paid to the outside chairman to $25,000 and the annual retainer paid to the other member directors to $5,000. Effective June 1, 2002 the Company re-instated the member retainer to $10,000.

The outside chairman was awarded an additional 100,000 share options in 2002.

Type of Services	Director Designation	Annual Retainer (Cdn $)	Fee (Cdn $)

Member of the Board of Directors	Inside (1)	Nil	N/A
	Outside	10,000	N/A

Attendance at Board Meetings	Inside (1)	N/A	Nil
	Outside	N/A	750 per meeting

Attendance at Committee Meetings	Inside (1)	N/A	Nil
	Outside	N/A	500 per meeting

Chairman, Board of Directors	Outside	25,000	N/A

Chairman, Committee	Inside (1)	Nil	N/A
	Outside	2,500	N/A

Incentive Stock Options (upon election)	100,000 common share options

Note:
(1)	Any member of a Company's board of directors who is an employee or part of management of the Company

        Compensation payable to Mr. Wright for services rendered in 2002 is set out above under the heading “Compensation of Named Executive Officers”. The following table sets forth compensation awarded or paid to or earned by the other directors of the Company for services in all capacities provided to the Company during the financial year ended December 31, 2002.

Name of Director	Directors' Compensation (Cdn $)	All Other Compensation Paid (Cdn $)	Options Granted	Exercise Price (Cdn $)	Date of Grant Expiry Date

Joseph Conway	17,667	Nil	Nil	N/A	N/A

Paul Curtis	18,667	Nil	Nil	N/A	N/A

Wayne D. Lenton	21,167	Nil	Nil	N/A	N/A

Hugh C. Morris	34,000	Nil	100,000	$0.70	Feb 26, 2002/Feb 25, 2007

PERFORMANCE CHART

Performance Graph

        The following chart compares the total cumulative shareholder return for Cdn. $100 invested in common shares of Eldorado with the total cumulative shareholder return of the S&P/TSX Composite Index and the total cumulative shareholder return of the S&P/TSX Gold Index for the period commencing December 31, 1998 and ending December 31, 2002.

EMPLOYMENT AGREEMENTS

        Mr. Paul Wright entered into an employment agreement with the Company dated October 1, 1999. Under the terms of Mr. Wright’s agreement, upon termination without cause Mr. Wright is entitled to receive any amounts owed in respect of vacation or sick leave and an amount equal to three times his then-current annual salary and continuation of his benefits for 12 months after his termination. Mr. Earl Price entered into an employment agreement with the Company dated October 8, 2001. Under the terms of Mr. Price’s agreement, upon termination without cause Mr. Price is entitled to receive any amounts owed in respect of vacation or sick leave and an amount equal to one and one-half years times his then-current annual salary and continuation of his benefits for 12 months after his termination.

INDEBTEDNESS OF DIRECTORS AND SENIOR OFFICERS

        As of March 26, 2002 there was no indebtedness to the Company by current and former directors and officers.

INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

        Other than as set forth in this Management Proxy Circular and other than transactions carried out in the ordinary course of business of the Company or any of its subsidiaries, none of the directors or senior officers of the Company, no proposed management nominee for election as a director of the Company, no shareholder beneficially owning shares carrying more than 10% of the voting rights attached to the shares of the Company, nor any associate or affiliate of any of the foregoing persons has had, within the last financial year prior to the date of this Management Proxy Circular, any material interest, direct or indirect, in any transaction which materially affected or could be reasonably anticipated to materially affect the Company or any of its subsidiaries.

DIRECTORS’ AND OFFICERS’ INSURANCE

        The Company maintains liability insurance for its directors and officers providing coverage of US$20,000,000 per occurrence per policy year. Claims under the policy are subject to a deductible of US$250,000 per occurrence. The Company paid a premium of US$95,000 in 2002.

        There is no indemnification payable this financial year to directors or officers of the Company.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

        This disclosure statement refers to the guidelines for effective corporate governance set out in The Toronto Stock Exchange’s Company Manual (the “TSX Guidelines”). The TSX Guidelines set out the principal responsibilities of a board of directors and the corporate governance principles to be followed by them. The following information highlights the structures and processes of corporate governance of the Company.

Mandate of the Board of Directors

        At the annual meeting of Shareholders, the Shareholders elect directors to the Board to represent the interests of the Shareholders with respect to the management of the Company. The Board is responsible for the stewardship of the Company and the enhancement of shareholder value.

        The Board of Directors’ mandate is to establish corporate goals and objectives for the Company, to formulate the strategies necessary to achieve such objectives, and to see to it that the Company’s senior management implements those objectives. The Board of Directors has established an administrative procedure that prescribes rules governing the approval of transactions carried out in the course of the Company’s operations, the delegation of authority and the signing or execution of documents on behalf of the Company. All major acquisitions, dispositions, and investments, as well as financing and significant matters outside the ordinary course of the Company’s business are subject to approval by the Board of Directors.

Composition of the Board of Directors

        The Board is currently composed of five directors. Seven directors are nominated for election to the Board of Directors for the 2003/2004 term. Applying the criteria established in the TSX Guidelines, six of the nominee Directors are unrelated directors and one, Mr. Wright, the President and Chief Executive Officer of the Company, is a related director.

        The members of the Board of Directors have been chosen on the basis of their skill, expertise and experience in the international gold mining industry and other businesses as well as their ability to actively contribute on the broad range of issues with which the Board of Directors must deal.

Board Effectiveness

        At its regularly scheduled meetings, the Board reviews on an on-going basis management’s significant operational plans, initiatives and activities, as well as systems related to the identification and control of principal business risks. Board members meet as necessary between regularly scheduled meetings to deal with extraordinary matters and attend special strategic discussion sessions. At least one “In Camera” session of the unrelated members of the Board is held during the year. Board meetings are held at the sites of the Company’s operations when relevant insight into the business and operations of the Company will be so gained by the Directors. Management provides the Board with a comprehensive package of pertinent materials in advance of each meeting.

Committees of the Board of Directors

        The Board of Directors has established and provided mandates for the Board and its committees. These mandates are reviewed on an annual basis.

Audit Committee

        The Audit Committee is composed of three outside and unrelated directors. The Committee is responsible for reviewing the annual and quarterly financial statements and attachments with management and the Company’s auditors, and for the review of any reports, opinions or significant transactions in connection with the financial statements of the Company. The Committee is responsible for the review and recommendation of the outside auditors of the Company. It is also responsible for ensuring that the Company’s management has designed and implemented an effective system of internal financial controls, for reviewing and reporting on the integrity of the consolidated financial statements of the Company, and for ensuring compliance with regulatory and statutory requirements as they relate to financial statements, taxation matters and the disclosure of material facts. The Committee also reviews the appropriateness and effectiveness of the Company’s policies and business practices which have an impact on the financial integrity of the Company, including those relating to internal auditing, accounting, information services, systems and financial controls, management reporting and risk management. The Audit Committee met five times in 2002.

Compensation Committee

        The Compensation Committee is composed of three outside and unrelated directors. The Committee is responsible for reviewing and making recommendations to the Board of Directors concerning human resources compensation policies and guidelines for the Company. In addition, it is responsible for the annual performance evaluation of the Chief Executive Officer. The Committee is also responsible for the annual review and recommendations to the Board of Directors for the Chief Executive Officer’s and senior executives’ compensation, and the Chief Executive Officer’s and the senior executives’ performance objectives for the coming year. The Compensation Committee also reviews periodically the appropriateness and form of the compensation of directors. The Compensation Committee met three times in 2002.

Corporate Governance

        For 2002 the Board of Directors had the mandate to develop and oversee the Company’s corporate governance policies and practices, to review candidates for election as directors and to recommend nominees for election at the Company’s annual general meeting, to propose appointees to the Board Committees, to review the Company’s succession plan for the Chief Executive Officer and senior management, to review and report bi-annually to the Board the results of an assessment of the Board’s performance, and to review and approve the Terms of Reference for the Board Committees.

Environmental, Health and Safety

        For 2002 the Board of Directors held the responsibility for recommending actions for development programs and procedures to ensure that the Company’s environmental, health and safety practices were adhered to and achieved, and to propose changes in the Company’s practices from time to time as may be warranted to keep pace with environmental, health and safety trends or developments in the mining industry.

Shareholder Communications

        The Company maintains a shareholder communications program that is designed to ensure on-going communications with shareholders. Inquiries receive a prompt response, either from the Manager of Investor Relations, President and Chief Executive Officer or from an appropriate officer of the Company. The Board of Directors is kept informed of any material issues of concern to shareholders and provides direction for action as needed.

Compliance with TSX Corporate Governance Guidelines

        To enhance disclosure to Shareholders, the Company’s corporate governance practices in relation to each of the TSX’s 14 guidelines are specifically set out below.

1.

The board of directors of every corporation should explicitly assume responsibility for the stewardship of the corporation and, as part of the overall stewardship, should assume responsibility for the following matters:

(a)	adoption of a strategic planning process

The board of directors annually reviews and approves the strategic plan of the Company, monitors management’s success in implementing the strategies set out in the plan, and provides guidance and judgment to changes in the strategic plan.

(b)	the identification of the principal risks of the corporation’s business and ensuring the implementation of appropriate systems to manage these risks;

The board has identified with management the areas of principal risk of the Company in order to ensure that there are systems in place to effectively monitor and manage business risks, particularly relating to gold and foreign currency fluctuations, environmental, health and safety issues, and insurance coverage.

(c)	succession planning, including appointing, training and monitoring senior management;

The Company has strenuously reduced costs and the size of its managerial and administrative staff in response to lower prices for gold experienced over the past several years. Under these circumstances, the Company is constrained in its planning for succession for all senior managers from within its ranks.

(d)	a communications policy for the corporation;

The board is mindful of and ensures accurate, timely disclosure and frequent communication with Shareholders and the public, and in 2002 the Company appointed a dedicated Manager of Investor Relations to further this process. The board is kept informed of any material issue of concern to shareholders and provides direction as required.

(e)	the integrity of the corporation’s internal control and management information systems.

The audit committee acts on behalf of the board in monitoring internal accounting controls and the business conduct of the Company. It regularly reviews matters relating to the financial position of the Company in order to provide reasonable assurances that the Company is in compliance with applicable laws and regulations and is conducting its affairs ethically and that effective controls are maintained. The board of directors is responsible for reviewing and approving corporate environmental, health & safety policies and practices and ensuring that appropriate management systems are in place.

2.	The board of directors of every corporation should be constituted with a majority of individuals who qualify as unrelated directors.

Currently, there are five directors on the board of directors consisting of the chief executive officer of the Company and four unrelated directors. There are seven individuals nominated for election of the Board for the 2003/2004 term, six of whom are unrelated directors.

3.

The application of the definition of “unrelated director” to the circumstances of each individual director should be the responsibility of the board which will be required to disclose on an annual basis whether the board has a majority of unrelated directors or, in the case of a corporation with a significant shareholder, whether the board is constituted with the appropriate number of directors which are not related to either the corporation or the significant shareholder.

On an on-going basis, board members ensure that any potential business conflicts are declared and such board members will absent themselves from dealing with any related matters or issues. The board has a majority of unrelated directors.

4.

The board of directors of every corporation should appoint a committee of directors composed exclusively of outside, i.e., non-management, directors, a majority of whom are unrelated directors, with the responsibility for proposing to the full board new nominees to the board and for assessing directors on an on-going basis.

Nominees to the board are proposed by members of the board of directors. The board assesses directors and the overall performance of the board on a bi-annual basis.

5.

Every board of directors should implement a process to be carried out by the nominating committee or other appropriate committee for assessing the effectiveness of the board as a whole, the committees of the board and the contribution of individual directors.

The board assesses its own performance and the effectiveness and contributions of its directors. This is accomplished through the mechanism of a confidential questionnaire completed by the members of the board bi-annually. The results of the questionnaire are tabulated and recommendations are made to the board for changes arising out of the responses.

6.	Every corporation, as an integral element of the process for appointing new directors, should provide an orientation and education program for new recruits to the Board.

The Company ensures the orientation and continuing education of directors by management presentations, relevant site visits to its operations and other means.

7.

Every board of directors should examine its size and, with a view to determining the impact of the number upon effectiveness, undertake where appropriate a program to reduce the number of directors to a number which facilitates more effective decision-making.

The size of the board is reviewed by the directors as part of the performance review described in 5 above. In the assessment completed in February 2003 it was recommended that the Board should be increased to enhance the knowledge, skills and expertise of the board necessary for effective decision-making in the planned advancement of the Company’s business. There are seven director nominees for the 2003/2004 term.

8.

The board of directors should review the adequacy and form of the compensation of directors and ensure the compensation realistically reflects the responsibilities and risk involved in being an effective director.

The compensation committee periodically reviews the adequacy of directors’ compensation, and the composition of the directors’ compensation package.

9.

Committees of the board of directors should generally be composed of outside directors, a majority of whom are unrelated directors, although some board committees, such as the executive committee may include one or more inside directors.

All board committees are composed of outside and unrelated directors.

10.

Every board of directors should expressly assume responsibility for, or assign to a committee of directors the general responsibility for, developing the corporation’s approach to governance issues. This committee would, amongst other things, be responsible for the corporation’s response to these governance guidelines.

For 2002 the board of directors was responsible for developing and overseeing the Company’s corporate governance practices.

11.

 he board of directors, together with the CEO, should develop position descriptions for the board and for the CEO, involving the definition of the limits to management’s responsibilities. In addition, the board should approve or develop the corporate objectives which the CEO is responsible for meeting.

The board has approved position descriptions for its chairman and for the Company’s president and chief executive officer, and sets corporate objectives to be reached by the chief executive officer and senior executives and management. The Company has adopted terms of reference for the roles of directors and the board.

12.

Every board of directors should have in place appropriate structures and procedures to ensure that the board can function independently of management. An appropriate structure would be to (i) appoint a chair of the board who is not a member of management with responsibility to ensure the board discharges its responsibilities or (ii) adopt alternate means such as assigning this responsibility to a committee of the board or to a director, sometimes referred to as the “lead director”. Appropriate procedures may involve the board meeting on a regular basis without management present or may involve expressly assigning the responsibility for administering the board’s relationship to management to a committee of the board.

The position of chairman of the board of the Company is separate from that of the CEO. The incumbent chairman is not a member of the Company’s management.

13.

The audit committee of every board of directors should be composed only of outside directors. The roles and responsibilities of the audit committee should be specifically defined so as to provide appropriate guidance to audit committee members as to their duties. The audit committee should direct communication channels with the internal and external auditors to discuss and review specific issues as appropriate. The audit committee duties should include oversight responsibility for management reporting on internal controls. While it is management’s responsibility to design and implement an effective system of internal controls, it is the responsibility of the audit committee to ensure that management has done so.

The audit committee is composed entirely of outside and unrelated directors. Its duties and responsibilities are set out in its terms of reference, which are reviewed annually by the audit committee and the board. These responsibilities include oversight responsibility for management reporting on internal controls and to ensure that management has developed and implemented an effective system of internal controls. The audit committee has direct communication with the external auditors and regularly meets in-camera with each.

14.

The board of directors should implement a system which enables an individual director to engage an outside adviser at the expense of the corporation in appropriate circumstances. The engagement of the outside advisor should be subject to the approval of an appropriate committee of the board.

Individual directors of the Company are able to engage an outside advisor at the Company’s expense in order to assist an individual director in fulfilling his or her responsibilities. The engagement and payment by the Company for the services of an outside advisor to an individual director or directors is currently subject to approval by senior management.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

        Other than as set forth in this Management Proxy Circular, none of the directors or senior officers of the Company, nor any person who has held such a position since the beginning of the last completed financial year of the Company, nor any proposed nominee for election as a director of the Company, nor any of their respective associates or affiliates, has any substantial or material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting.

APPOINTMENT OF AUDITORS

        Unless otherwise specified by the shareholder, the persons named in the accompanying Proxy intend to vote the Common Shares represented by the Proxy for the reappointment of PricewaterhouseCoopers LLP, Chartered Accountants, of Vancouver, British Columbia, Canada as auditors of the Company and to authorize the directors to fix their remuneration. PricewaterhouseCoopers LLP of Vancouver and its predecessors have been the auditors of the Company since 1992.

STOCK OPTION PLAN
OFFICERS & DIRECTORS

        The Company has reviewed corporate governance rules and guidelines published by securities regulators both in the United States and Canada together with the petitions of institutional and retail shareholders. In consideration of its review the Company considers it advisable to implement a stock option plan that provides for the grant of options to officers and directors of the Company (the “Officers & Directors Plan”) separate from the Current Plan.

        The Current Plan provides for the grant of stock options to employees, directors, officers, consultants and advisors of the Company and its affiliates. It will be amended to remove the eligibility of directors and officers of the Company for grants of options thereunder. Directors and officers of the Company’s affiliates will remain subject to the Current Plan.

        The Officers & Directors Plan provides that the Board of Directors may from time to time grant options to acquire all or part of the Common Shares that may be issued under the Officers & Directors Plan to any person who is an officer or director of the Company. The maximum number of outstanding Common Shares that may be issued under the Officers & Directors Plan is 7,000,000 Shares (representing approximately 3% of the issued and outstanding Common Shares as of the date hereof). The total number of Common Shares that may be reserved for issuance to any one director or officer pursuant to options under the Officers & Directors Plan is limited to 1% of the Common Shares outstanding on the date of grant. In addition, the maximum number of Common Shares that may be issued to insiders and their associates under the Officers & Directors Plan within any one year period together with the number of Common Shares issued to such insiders and their associates under the Company’s other previously established or proposed share compensation arrangements is limited to 10% of the outstanding Common Shares at the end of the period and in the case of any one insider and his associates is limited to 5% of such outstanding Common Shares.

        The exercise price for options to purchase Common Shares granted pursuant to the Directors & Officers Plan will be determined by the Board of Directors on the date of the grant provided that the price may not be less than the closing price of the Common Shares on the trading day immediately preceding the grant date. Options granted under the Officers & Directors Plan expire no later than ten years from the date of the grant. The Board may impose additional terms, including vesting, on the options granted under the Directors & Officers Plan.

        The complete text of the Officers & Directors Stock Option Plan is set out in Schedule A hereto. Shareholders are urged to read the Officers & Directors Stock Option Plan in its entirety.

        In connection with the amendments to the Current Plan, all outstanding options of directors and officers of the Company granted under the Current Plan will, on the effective date of the amended Current Plan, become subject to the Officers & Directors Plan and will cease to be governed by the Current Plan. As of the date hereof, 4,452,500 options to purchase 4,452,500 Common Shares are outstanding under the Current Plan and a total of 125,358 options remain available under the Current Plan. Under the Current Plan, 10,200,000 Common Shares were reserved for issuance, of which as of the date hereof, an aggregate of 5,622,142 Common Shares have been issued pursuant to the exercise of options. The effective date of the amended Current Plan will be the effective date of the Officers & Directors Plan. Accordingly, on such effective date, based on the number of options outstanding as of the date hereof:

(a)	1,702,500 options to purchase 1,702,500 Common Shares will be outstanding under the amended Current Plan with a total of 2,875,358 options remaining available for grants under such plan;

(b)	2,750,000 options to purchase 2,750,000 Common Shares will be outstanding under the Officers & Directors Plan with a total of 4,250,000 options remaining available for grants under such plan.

        As an enhancement to the Company’s corporate governance practices, options granted under the Officers & Directors Plan will be reported annually to the Shareholders and the Shareholders will be provided an opportunity to respond in an advisory capacity to the Company’s practice.

        Implementation of the Officers & Directors Plan is subject to receipt of all necessary regulatory approval, including approval of the TSX. In order to comply with the stock option plan requirements of the TSX, the Officers & Directors Plan must be approved by an ordinary resolution of the Shareholders.

        Shareholders are being asked to consider and vote upon the following resolution to approve the Stock Option Plan for Officers & Directors:

“BE IT RESOLVED THAT:

1.

The Stock Option Plan for Officers & Directors, as summarized in, and appended to, the Management Proxy Circular of the Company date March 26, 2003 be and is hereby approved with an effective date of April 30, 2003.

2.

Any officer of the Company be and is hereby authorized and directed, for and on behalf of the Company, to execute and deliver or file such documents and instruments and to do all such other acts and things as are required or as such officer, in such officer’s sole discretion, may deem necessary to give full effect to or carry out the provisions of the above resolution.”

        The Resolution approving the Officers & Directors Plan will require approval by a majority of votes cast on the matter at the Meeting. Unless otherwise instructed the management nominees named in the form of Proxy accompanying this Management Proxy Circular will vote “FOR” the Resolution to approve the Stock Option Plan for Officers & Directors.

SHAREHOLDERS PROPOSALS

        Pursuant to Section 137 of the CBCA, any notice of a shareholder proposal intended to be raised at the 2004 Annual meeting of Shareholders of the Company must be submitted to the Company at its registered office, to the attention of the Secretary, on or before January 2, 2004 to be considered for inclusion in the management proxy circular and statement for the 2004 Annual Meeting of Shareholders.

        It is the position of the Company that shareholder proposals need be recognized only if made in accordance with the foregoing procedure and the provisions of the CBCA.

PARTICULARS OF OTHER MATTERS

        Management of the Company knows of no matters to come before the Meeting other than the matters referred to in the Notice of Meeting accompanying this Management Proxy Circular. However, if any other matters should properly come before the Meeting, it is the intention of the persons named in the form of proxy accompanying this Management Proxy Circular to vote upon such matters in accordance with their best judgment.

AVAILABILITY OF DISCLOSURE DOCUMENTS

        The Company will provide to any person or company, upon request to its Corporate Secretary, a copy of:

(a)	its latest annual information form, together with a copy of any document, or pertinent pages of any document, incorporated therein by reference;

(b)	its latest Prospectus, together with a copy of any document, or pertinent pages of any document, incorporated therein by reference;

(c)

  its comparative financial statements for the year ended December 31, 2002, together with the report of its auditors thereon, contained in its annual report and any interim financial statements filed subsequent thereto; and

(d)	its Management Proxy Circular for its last Annual Meeting of Shareholders.

DIRECTORS’ APPROVAL

        The contents of this Management Proxy Circular and the sending thereof to the Shareholders have been approved by the Board of Directors of the Company.

        No person is authorized to give any information or to make any representation in respect of the matters addressed herein other than those contained in this Management Proxy Circular and, if given or made, such information must not be relied upon as having been authorized.

        DATED at Vancouver, British Columbia, this 26 day of March, 2003.

BY ORDER OF THE BOARD OF DIRECTORS "Paul N. Wright" PAUL N. WRIGHT PRESIDENT & CHIEF EXECUTIVE OFFICER

SCHEDULE A

Officers & Directors Stock Option Plan

INCENTIVE STOCK OPTION PLAN

OF ELDORADO GOLD CORPORATON

OFFICERS & DIRECTORS

•	Purpose of the Plan

•        The purpose of the Plan is to attract and retain superior directors and officers engaged to provide ongoing services to the Company, to provide an incentive for such persons to put forth maximum effort for the continued success and growth of the Company, and in combination with these goals, to encourage their equity participation in the Company.

•	Definitions

•         For the purposes of the Plan, the following terms have the respective meanings set forth below:

•	"Addendum" means the addendum attached to and forming a part of this Plan;

•	"Affiliate" has the same meaning ascribed to that term as set out in the Securities Act (Ontario);

•	"Board" means the board of directors of the Company;

•	“Company”means Eldorado Gold Corporation;

•	“Compensation Committee” means the committee of the Board constituted as provided in Section 3 hereof and if none is so constituted, means the full Board;

•

“Disability” means a physical or mental incapacity of a nature which the Board determines prevents or would prevent the Optionee from satisfactorily performing the substantial and material duties of his or her position with the Company;

•	"Eligible Person" means, from time to time, any director or officer of the Company;

•	"Exchange" means any principal exchange upon which the Shares are listed;

•	"Grant Date" has the meaning ascribed to that term in Subsection 5.1 hereof;

•

“Market Value” of a Share means, on any given day, the closing board lot sale price per share of Shares on the Exchange on the trading day immediately preceding the relevant date and if there was not a board lot sale on the Exchange on such date, then the last board lot sale prior thereto;

•	"Option" means an option, granted pursuant to Section 5 hereof, to purchase a Share;

•	"Option Period" has the meaning ascribed to that term in Subsection 6.3 hereof;

•

“Option Price” means the price per Share at which Shares may be purchased under the Option, as determined pursuant to Paragraph 5.1(b) hereof and as may be adjusted in accordance with Section 10 hereof;

•	"Optionee" means an Eligible Person to whom an Option has been granted;

•	“Plan” means the Incentive Stock Option Plan of the Company as set forth herein as the same may be amended and/or restated from time to time;

•	"Retirement" has the meaning ascribed to that term in Subsection 8.1 hereof;

•	"Securities Regulators" has the meaning ascribed to that term in Section 11 hereof; and

•	“Share” means, subject to Section 10 hereof, a Common share without nominal or par value in the capital of the Company.

•         Unless otherwise indicated, all dollar amounts referred to in this Option Plan are in Canadian funds.

•           As used in this Plan, words importing the masculine gender shall include the feminine and neuter genders and words importing the singular shall include the plural and vice versa, unless the context otherwise requires.

•	Administration of the Plan

•           The Plan shall be administered by the Board with the assistance of the Compensation Committee and the chief executive fficer as provided herein.

•           The members of the Compensation Committee shall be appointed from time to time by, and serve at the pleasure of, the Board. A majority of the Compensation Committee shall constitute a quorum thereof. Acts approved in writing by all members of the Compensation Committee shall constitute valid acts of the Compensation Committee as if taken at a meeting at which a quorum was present.

•           The chief executive officer of the Company shall periodically make recommendations to the Compensation Committee as to the grant of Options.

•           The Compensation Committee shall, on at least an annual basis, make recommendations to the Board as to the grant of Options.

•           The Board may wait until such time as the financial statements of the preceding fiscal year are approved by the Board before making any determination regarding the grant of Options.

•           In addition to the powers granted to the Board under the Plan and subject to the terms of the Plan, the Board shall have full and complete authority to interpret the Plan, to prescribe such rules and regulations as it deems necessary for the proper administration of the Plan and to make such determinations and to take such actions in connection therewith as it deems necessary or advisable. Any such interpretation, rule, determination or other act of the Board shall be conclusively binding upon all persons.

•           The Board may authorize one or more officers of the Company to execute and deliver and to receive documents on behalf of the Company.

•	Shares Subject to the Plan

•           The maximum aggregate number of Shares which may be issued under the Plan shall not exceed 7,000,000 Shares, subject to adjustment as provided in Section 10 hereof.

•           The total number of Shares that may be reserved for issuance to any one Optionee pursuant to Options shall not exceed 1% of the Shares of the Company outstanding on a non-diluted basis on the Grant Date of the Options.

•           Anything in this Plan to the contrary notwithstanding:

•

the maximum number of Shares that may be reserved for issuance pursuant to Options granted under the Plan to insiders of the Company and their associates, together with the number of Shares reserved for issuance to such insiders and their associates under the Company’s other previously established or proposed share compensation arrangements, shall not exceed 10% of the Shares outstanding on a non-diluted basis at the Grant Date of the Options; and

•

the maximum number of Shares which may be issued to insiders of the Company and their associates under the Plan within any one-year period, when taken together with the number of Shares issued to such insiders and their associates under the Company’s other previously established or proposed share compensation arrangements, shall not exceed 10% of the Shares outstanding on a non-diluted basis at the end of such period and, in the case of any one insider and his associates, shall not exceed 5% of such outstanding Shares.

For the purposes of this Subsection the word “insider” means an insider as defined in the Securities Act (Ontario) but excluding any person within that definition solely by virtue of being a director or officer of a subsidiary. Any entitlement to acquire Shares granted pursuant to the Plan or any other options prior to the grantee becoming an insider shall be excluded for the purpose of the limits set out in this Subsection.

•            Options may be granted in respect of authorized and unissued Shares. Shares in respect of which Options have expired, were cancelled or otherwise terminated for any reason without having been exercised shall be available for subsequent Options under the Plan. No fractional Shares may be purchased or issued under the Plan.

•	Grants of Options

•           Subject to the provisions of the Plan, the Board shall, in its sole discretion and from time to time, determine those Eligible Persons to whom Options shall be granted and the date on which such Options are to be granted (the “Grant Date”). The Board shall also determine, in its sole discretion, in connection with each grant of Options:

•	the number of Options to be granted;

•	the Option Price applicable to each Option, provided that the Option Price shall not be less than the Market Value per Share on the Grant Date except as otherwise provided under the Addendum; and

•	the other terms and conditions (which need not be identical and which, without limitation, may include non-competition provisions) of all Options covered by any grant.

•	Eligibility, Vesting and Terms of Options

•           Options may be granted to Eligible Persons only.

•            Subject to the adjustments provided for in Section 10 hereof, each Option shall entitle the Optionee to purchase one Share.

•            Subject to the provisions of the Addendum, the option period (the “Option Period”) of each Option commences on the Grant Date and expires no later than at 4:30 p.m. Vancouver time on the tenth anniversary of the Grant Date.

•            Without restricting the authority of the Board in respect of the terms of Options to be granted hereunder, the Board may at its discretion, in respect of any such Option, provide that the right to exercise such Option will vest in installments over the life of the Option, with the Option being fully-exercisable only when such required time period or periods have elapsed, and in connection therewith determine the terms under which vesting of the Options may be accelerated.

•            Subject to Section 8, an Option which is not subject to vesting, may be exercised (in each case to the nearest full Share) at any time during the Option Period. Subject to Section 8, an Option which is subject to vesting, may once vested, be exercised (in each case to the nearest full Share) at any time during the Option Period.

•            An Option is personal to the Optionee and is non-assignable and non-transferrable otherwise than by will or by the laws governing the devolution of property in the event of death of the Optionee.

•	Option Agreement

•            Upon the grant of an Option, the Company and the Optionee shall enter into an option agreement, in a form set out in Appendix A or in such form as approved by the Board, subject to the terms and conditions of the Plan, which agreement shall set out the Optionee’s agreement that the Options are subject to the terms and conditions set forth in the Plan as it may be amended or replaced from time to time, the Grant Date, the name of the Optionee, the Optionee’s position with the Company, the number of Options, the Option Price, the expiry date of the Option Period and such other terms and conditions as the Board may deem appropriate.

•	Termination of Employment, Engagement or Directorship

•            Any Optionee whose employment or directorship with the Company is terminated due to retirement on or after such Optionee’s normal retirement date under the Company’s applicable retirement policy or due to early retirement with the consent of the Board (collectively, “Retirement”) shall have 365 days from the date of such termination to exercise any Option granted hereunder to the extent such Option was exercisable and had vested on such date of termination; provided, however, that no Option shall be exercisable following the expiration of the Option Period applicable thereto.

•            Any Optionee whose employment or directorship with the Company is terminated due to Disability shall have 365 days from the date of such termination to exercise any Option granted hereunder to the extent such Option was exercisable and had vested on the date of such termination; provided, however, that no Option shall be exercisable following the expiration of the Option Period applicable thereto.

•            Any Optionee whose employment or directorship with the Company is terminated at any time in the six months following a change of control of the Company (as hereinafter defined) shall have 180 days from the date of such termination to exercise any Option granted hereunder to the extent such Option was exercisable and had vested on the date of such termination; provided, however, that no Option shall be exercisable following the expiration of the Option Period applicable thereto. For the purposes of this Subsection 8.3, “change of control” shall mean the acquisition by a person, or combination of persons acting in concert, of a sufficient number of the voting rights attached to the outstanding voting securities of the Company at the time of such acquisition, to affect materially the control of the Company.

•            In the event of the death of an Optionee, either while in the employment or while a director of the Company, the Optionee’s estate may, within 365 days from the date of the Optionee’s death, exercise any Option granted hereunder to the extent such Option was exercisable and had vested on the date of the optionee’s death; provided, however, that no Option shall be exercisable following the expiration of the Option Period applicable thereto. The Optionee’s estate shall include only the executors or administrators of such estate and persons who have acquired the right to exercise such Option directly from the optionee by bequest or inheritance.

•            In the event an Optionee’s employment or directorship terminates for any reason other than death, Disability, Retirement, cause or in the circumstances described in Subsection 8.3 hereof, the Optionee may exercise any Option granted hereunder to the extent such Option was exercisable and had vested on the date of termination no later than thirty (30) days after such termination or such later date within the Option Period first established by the Board for such Option as the Board may fix. In the event an Optionee’s employment or directorship is terminated for cause, each Option held by the Optionee that has not been effectively exercised prior to such termination shall lapse and become null and void immediately upon such termination.

•            The Board may also in its sole discretion increase the periods permitted to exercise all or any of the Options covered by any Grant following a termination of employment or directorship as provided in Subsections 8.1, 8.2, 8.3, 8.4 or 8.5 above, if allowable under applicable law; provided, however, that in no event shall any Option be exercisable following the expiration of the Option Period applicable thereto.

•            The Plan shall not confer upon any Optionee any right with respect to a continuation of employment or directorship of, the Company nor shall it interfere in any way with the right of the Company to terminate any Optionee’s employment at any time.

•            For the purposes of Section 8, termination in the case of officers is determined to be the last day of active employment with the Company or its Affiliate, as the case may be, regardless of any salary continuance or notice period to the Company.

•	Exercise of Options

•            Subject to the provisions of the Plan, an Option may be exercised from time to time by delivery to the Company at its head office of a written notice of exercise addressed to the Secretary of the Company specifying the number of Shares with respect to which the Option is being exercised, together with the appropriate form of payment (to be determined by the Company) for the aggregate of the Option Prices to be paid for the Shares to be purchased. Certificates for such Shares shall be issued and delivered to the Optionee within a reasonable time following the receipt of such notice and payment.

•	Adjustment on Alteration of Share Capital

•            In the event of a subdivision, consolidation or reclassification of outstanding Shares or other capital adjustment, or the payment of a stock dividend thereon, the number of Shares reserved or authorized to be reserved under the Plan, the number of Shares receivable on the exercise of an Option and the Option Price therefor shall be increased or reduced proportionately and such other adjustments shall be made as may be deemed necessary or equitable by the Board.

•            If the Company amalgamates, consolidates with or merges with or into another body corporate, whether by way of amalgamation, statutory arrangement or otherwise (the right to do so being hereby expressly reserved), any Share receivable on the exercise of an Option shall be converted into the securities, property or cash which the Optionee would have received upon such amalgamation, consolidation or merger if the Optionee had exercised his or her Option immediately prior to the effective date of such amalgamation, consolidation or merger and the

Option Price shall be adjusted appropriately by the Board and such adjustment shall be binding for all purposes of the Plan.

•            In the event of a change in the Company’s currently authorized Shares which is limited to a change in the designation thereof, the shares resulting from any such change shall be deemed to be Shares within the meaning of the Plan.

•            In the event of any other change affecting the Shares, such adjustment, if any, shall be made as may be deemed equitable by the Board to properly reflect such event.

•            No adjustment provided in this Section 10 shall require the Company to issue a fractional Share and the total adjustment with respect to each Option shall be limited accordingly.

•            If, at any time when an Option granted under the Plan remains unexercised, an offer to purchase all of the Shares of the Company is made by a third party, the Company shall use its best efforts to bring such offer to the attention of the Optionee as soon as practicable and the Company may, at its option, require the acceleration of the time for the exercise of the Options granted under the Plan and of the time for the fulfillment of any conditions or restrictions on such exercise.

•            Notwithstanding any other provision herein, if because of a proposed merger, amalgamation or other corporate arrangement or reorganization, the exchange or replacement of shares in the Company of those in another company is imminent, the Board may, in a fair and equitable manner, determine the manner in which all unexercised option rights granted under the Plan shall be treated including, for example, requiring the acceleration of the time for the exercise of such rights by the Optionees and of the time for the fulfillment of any conditions or restrictions on such exercise. All determinations of the Board under this paragraph 10.7 shall be binding for all purposes of the Plan.

•	Regulatory Approval

•            Notwithstanding any of the provisions contained in the Plan or any Option, the Company’s obligation to grant Options and issue Shares and to issue and deliver certificates for such securities to an Optionee pursuant to the exercise of an Option shall be subject to:

•	compliance with all applicable laws, regulations, rules, orders of governmental or regulatory authorities in Canada and the United States (“Securities Regulators”);

•	compliance with the requirements of the Exchange; and

•

 receipt from the Optionee of such covenants, agreements, representations and undertakings, including as to future dealings in such Shares, as the Company determines to be necessary or advisable in order to safeguard against the violation of the securities laws of any jurisdiction.

•            The Company shall in no event be obligated to take any action in order to cause the issuance and delivery of such certificates to comply with any laws, regulations, rules, orders or requirements.

•            If any amendment, modification or termination to the provisions hereof or any Option made pursuant hereto are required by any Securities Regulators, a stock exchange or a market as a condition of approval to a distribution to the public of any Shares or to obtain a listing or quotation of any Shares, the Board is authorized to make such amendments and thereupon the terms of the Plan, any Options, including any option agreement made pursuant hereto, shall be deemed to be amended accordingly without the requiring the consent or agreement of any Optionee.

•	Miscellaneous

•            An Optionee entitled to Shares as a result of the exercise of an Option shall not be deemed for any purpose to be, or to have rights as, a shareholder of the Company by such exercise, except to the extent Shares are issued therefor and then only from the date such Shares are issued. No adjustment shall be made for dividends or distributions or other rights which the record date is prior to the date such Shares are issued pursuant to the exercise of Options.

•            The Company may require an Optionee, as a condition of exercise of an Option, to pay or reimburse any taxes which are required to be withheld in connection with the exercise of such Option.

•	Effective Date, Amendment and Termination

•           The Plan is effective as of April 30, 2003.

•            The Board may, subject where required to Securities Regulators and/or Exchange approval, from time to time amend, suspend or terminate the Plan in whole or in part.

•            No action by the Board to terminate the Plan pursuant to this Section 13 shall affect any Options granted hereunder which became effective pursuant to the Plan prior to such action.

•            The Board may amend, modify or terminate any outstanding Option, including, but not limited to, substituting another award of the same or of a different type or changing the date of exercise; provided, however that, the Optionee’s consent to such action shall be required unless the Board determines that the action, when taken with any related action, would not materially and adversely affect the Optionee or is made pursuant to Section 11 hereof. The Option Price of any outstanding Option granted to an insider may not be reduced unless disinterested shareholder approval is obtained in accordance with regulatory requirements.

ADDENDUM

TO INCENTIVE STOCK OPTION PLAN

OF ELDORADO GOLD CORPORATION

OFFICERS & DIRECTORS

1.	Application of Plan and Addendum

•           As determined from time to time by the Board, this Addendum shall apply to any grant of Options made on or before April 30, 2003 to any of the following persons:

Joseph Conway Paul Curtis Wayne Lenton Hugh Morris Dawn Moss Earl Price Paul N. Wright

•            The Plan shall apply to a grant of Options to which this Addendum applies except insofar as the Plan is inconsistent with this Addendum. The Plan and this Addendum shall be read and construed as one document for the purposes of a grant of Options to which this Addendum applies.

•	Option Price and Option Period

•            Notwithstanding paragraph 5.1(b) and Subsection 6.3 of the Plan, the Option Price, Option Period and other terms applicable to Options granted to each person identified in Subsection 1.1 above shall be as set out below:

Name	Number of Options	Expiry Date(1)	Option Price	Vesting

Joseph Conway	100,000	12-Jul-05	$0.70	fully vested

Paul Curtis	100,000	30-May-06	$0.43	fully vested
	100,000	24-Oct-06	$0.27	fully vested

Wayne Lenton	20,000	29-May-06	$0.51	fully vested
	20,000	06-Dec-06	$0.26	fully vested
	50,000	22-Dec-03	$0.40	fully vested
	10,000	30-Jan-05	$0.80	fully vested
	100,000	24-Oct-06	$0.27	fully vested

Hugh Morris	30,000	29-May-06	$0.51	fully vested
	300,000	22-Dec-03	$0.40	fully vested
	100,000	25-Feb-07	$0.70	fully vested

Dawn Moss	20,000	11-Apr-04	$0.50	fully vested
	35,000	04-Feb-07	$0.71	fully vested
	50,000	14-Jan-08	$1.96	fully vested
Earl Price	75,000	04-Mar-07	$0.71	fully vested
	150,000	04-Feb-07	$0.71	fully vested
	100,000	11-Apr-04	$0.50	fully vested
	30,000	30-Jul-06	$0.24	fully vested
	110,000	14-Jan-08	$1.96	fully vested

Paul N. Wright	375,000	04-Feb-07	$0.71	fully vested
	275,000	11-Apr-04	$0.50	fully vested
	200,000	30-Aug-04	$0.65	fully vested
	400,000	10-Feb-08	$2.13	fully vested

	2,750,000

(1)	Options shall expire at 4:30 p.m., Vancouver time, on the Expiry Date of the Options.

•	Interpretation

•            Unless otherwise indicated, all defined terms shall have the respective meanings attributed thereto in the Plan of the Company as amended and/or restated from time to time.

APPENDIX A

OFFICERS & DIRECTORS INCENTIVE STOCK OPTION PLAN

OF ELDORADO GOLD COMPANY
(“the Company”)

OPTION AGREEMENT

        This Option Agreement is entered into between the Company and the Optionee named below pursuant to the Company’s Incentive Stock Option Plan (the “Plan”) a copy of which are attached hereto, and confirms the following:

1.	Grant Date:

2.	Optionee:

3.	Optionee's Position with the Company

4.	Number of Options:

5.	Option Price ($ per Share):

6.	Expiry Date of Option Period:

7.	Each Option that has vested entitles the Optionee to purchase one Share at any time up to 4:30 p.m. Vancouver time on the expiry date of the Option Period.

8.

This Option Agreement is subject to the terms and conditions set out in the Plan, as amended or replaced from time to time. In the case of any inconsistency between this Option Agreement and the Plan, the Plan shall govern.

9.

Unless otherwise indicated, all defined terms shall have the respective meanings attributed thereto in the Plan. 10. By signing this agreement, the Optionee acknowledges that he, she, or his or her authorized representative has read and understands the Plan.

        IN WITNESS WHEREOF the parties hereto have executed this Option Agreement as of the __________ day of _______________, ______________.

Signature of Optionee	ELDORADO GOLD CORPORATION Per: Authorized Signatory Per: Authorized Signatory

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XXX 123

This Form of Proxy is solicited by and on behalf of Management.

Appointment of Proxyholder

I/We being holder(s) of common shares of
Eldorado Gold Corporation (the "Company")
hereby appoints:
Paul N. Wright, Director, President and
Chief Executive Officer of the Company, or
failing him, Earl W. Price, Chief Financial
Officer of the Company,	OR

Instead of either of them:
(Print the name of the person you are
appointing in the box to the right
if you wish to appoint someone other
than the nominees of management
("Management") of the Company
identified to the left as
proxyholder.)

as my/our proxyholder with full power of substitution, to attend, act and vote for and on my/our behalf at the Annual Meeting (the “Meeting”) of the shareholders of the Company to be held in the Terminal City Club, 837 West Hastings Street, Vancouver, British Columbia, Canada, on April 30, 2003 at 3:00 p.m. (Vancouver Time), and at any and all adjournments thereof, in the same manner and to the same extent with the same power as if I/we were present at the Meeting or an adjournment thereof. Without limiting the general powers hereby conferred, the said proxyholder is directed to vote on the following matters, to give effect to the following choices, in accordance with the following instructions:

1.     Election of Directors

To elect the nominees for directors named in the accompanying Management Proxy Circular as follows:

	For	Withhold		For	Withhold	For Withhold
John S. Auston			Robert Gilmore			Paul N. Wright
Joseph F. Conway			Wayne D. Lenton			Hugh C. Morris
K. Ross Cory

2.     Appointment of Auditors

For Withhold

To appoint PricewaterhouseCoopers LLP, Chartered Accountants, of Vancouver, British Columbia,
as auditors for the Company for the ensuring year.

3.     Remuneration of Auditors

For Against

To authorize the directors to fix the remuneration to be paid to the auditors of the Company.

4.     Officers & Directors Stock Option Plan

For Against

To approve the Officers & Directors Stock Option Plan as described in the accompanying
Management Proxy Circular.

This Proxy confers discretionary authority upon the persons named herein as proxyholder to vote hereunder with respect, first, to the above matters where no choice is specified, and, second, with respect to amendments or variations of matters identified in the Notice of Meeting and Management Proxy Circular and other matters which may properly come before the Meeting. If no voting instructions are indicated above, nominees of Management will vote the shares for which this Proxy is given “FOR” all such matters and with respect to the other matters which may properly come before the Meeting, in accordance with the judgement of Management.

Authorized Signature(s) — Sign Here — This section must be completed for your instructions to be executed.

I/We hereby revoke any proxy previously given with respect to the Meeting or any adjournment thereof.

Signature(s)

Date — Day

Month

Year

_________________

_________________

If the date is not completed in the space provided, this Proxy shall be deemed to bear the date on which it was mailed to the shareholder(s).

In order to be effective, this Proxy must be deposited at the office of the Company’s transfer agent, Computershare Trust Company of Canada, 4th Floor, 510 Burrard Street, Vancouver, British Columbia, V6C 3B9, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time for holding the Meeting or any adjournment thereof or delivered to the Chairman of the Meeting prior to the commencement of the Meeting.

Quarterly Financial Statements Request

Rather than receiving interim financial statements by mail, shareholders may choose to access these reports at www.eldoradogold.com Under securities regulations, holders may elect annually to receive interim financial statements by mail by marking the box.

If you do not mark the box, or do not return this proxy, then it will be assumed you do NOT want to receive Quarterly Financial Statements.

ELDQ

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